The following discussion of Azul’s recent results should be read in conjunction with (i) our annual report on Form 20-F for the fiscal year ended December 31, 2020, as filed with the U.S. Securities and Exchange Commission (which we refer to as the SEC) on April 30, 2021 (which we refer to as our 2020 Form 20-F) and, in particular, “Item 4—Information on the Company” and “Item 5—Operating and Financial Review and Prospects” and (ii) the unaudited interim condensed consolidated financial statements of Azul S.A. as of March 31, 2021 and for the three-month periods ended March 31, 2021 and 2020, included as Exhibit 99.1 to this Report on Form 6-K.  In this Report on Form 6-K, the terms “Azul,” the “Company,” “we,” “us” and “our” refer to Azul S.A., a sociedade por ações incorporated under the laws of Brazil, and its subsidiaries on a consolidated basis, unless the context requires otherwise.

This Report on Form 6-K is incorporated by reference into the Registration Statement on Form F-3 of Azul S.A. (No.333-225849).

SELECTED FINANCIAL DATA

The selected financial data for the three-month periods ended March 31, 2021 and 2020 are derived from our unaudited interim condensed consolidated financial statements included as Exhibit 99.1 to this Report on Form 6-K, which were prepared in accordance with IAS 34—Interim Financial Reporting, as issued by the International Accounting Standards Board — IASB, and to which we refer to herein as our interim financial statements.

	For the Three Months Ended March 31,		Percent Change
	2021	2020
	(Unaudited)
	(in thousands of reais)
Net revenue:
Passenger revenue	1,597,642	2,653,419	(39.8)%
Cargo and other revenue	228,180	149,256	52.9%
Total net revenue	1,825,822	2,802,675	(34.9)%
Operating expenses:
Aircraft fuel	(597,666)	(764,310)	(21.8)%
Salaries, wages and benefits	(414,520)	(478,077)	(13.3)%
Landing fees	(149,343)	(201,907)	(26.0)%
Traffic and customer servicing	(86,665)	(135,202)	(35.9)%
Sales and marketing	(86,070)	(109,419)	(21.3)%
Maintenance, materials and repairs	(93,885)	(140,709)	(33.3)%
Depreciation and amortization	(343,749)	(480,665)	(28.5)%
Other operating expenses, net	(299,865)	(333,587)	(10.1)%
Total operating expenses	(2,071,763)	(2,643,876)	(21.6)%
Operating profit (loss)	(245,941)	158,799	n.m.
Financial result:
Financial income	25,349	12,887	96.7%
Financial expenses	(915,152)	(438,470)	108.7%
Derivative financial instruments, net	78,172	(1,281,616)	n.m.
Foreign currency exchange, net	(1,727,760)	(4,233,800)	(59.2)%
Total financial result	(2,539,391)	(5,940,999)	(57.3)%
Result from related party transactions, net	(1,294)	(618,517)	(99.8)%
Loss before income taxes	(2,786,626)	(6,400,717)	(56.5)%
Current income tax and social contribution	-	(13,016)	(100.0)%
Deferred income tax and social contribution	-	263,106	(100.0)%
Loss for the period	(2,786,626)	(6,150,627)	(54.7)%
Basic loss per common share R$ (1)	(0.11)	(0.24)	(54.2)%
Diluted loss per common share R$(1)	(0.11)	(0.24)	(54.2)%
Basic loss per preferred share R$(1)	(8.08)	(17.98)	(55.1)%
Diluted loss per preferred share R$(1)	(8.08)	(17.98)	(55.1)%

(1)	Reflects the conversion ratio of 75.0 common shares to 1.0 preferred share.

A.	Components of Our Results of Operations for the three months ended March 31, 2021 compared to the three months ended March 31, 2020

The components of our results of operations for the three months ended March 31, 2021 and 2020 are as described below:

Results of Operations

In the three months ended March 31, 2021, we reported an operating loss of R$245.9 million, compared to an operating profit of R$158.8 million in the same period in 2020. Adjusted for non-recurring items (totaling R$31.8 million, including expenses related to aircraft redeliveries of R$19.5 million, along with other one-time restructuring expenses of R$12.3 million, related to the COVID-19 pandemic), operating loss was R$214.1 million in the three months ended March 31, 2021, compared to an operating profit adjusted for non-recurring items of R$173.6 million in the same period in 2020.

This result was primarily due to (i) the continuing impact of the COVID-19 pandemic, which led to a 27.4% reduction in passenger demand during the three months ended March 31, 2021 compared to the same period in 2020, during which the impacts of the COVID-19 pandemic first began, (ii) the 22.7% average depreciation of the Brazilian real against the U.S. dollar in the three months ended March 31, 2021 compared to the same period in 2020, which increased expenses denominated in U.S. dollars, primarily expenses related to maintenance operations, and (iii) non-recurring expenses totaling R$31.8 million during the three month period ended March 31, 2021 related to the COVID-19 pandemic, including severance provisions, passenger related costs, and consulting fees relating to our COVID-19 response plan, together with other expenses related to aircraft redeliveries checks and maintenance and other matters, as described below.

We reported a net loss of R$2,786.6 million in the three months ended March 31, 2021, compared to a net loss of R$6,150.6 million in the same period in 2020 mostly due to (i) foreign currency exchange losses of R$1,727.8 million reflecting changes in assets and liabilities denominated in foreign currencies, as aircraft lease and maintenance fees, and (ii) a gain in derivative financial instruments of R$78.2 million in the three months ended March 31, 2021, compared to a loss of R$1,281.6 million in the same period in 2020, mostly related to an increase in the costs of fuel hedging due to the fuel hedge exposure following the significant drop in oil prices in the first quarter of 2020.

The table below sets forth a breakdown of our net revenue and expenses on a per-ASK basis (“available seat kilometers,” or “ASKs,” represents aircraft seating capacity multiplied by the number of kilometers the aircraft is flown) for the periods indicated:

	For the Three Months Ended March 31,		Percent Change
	2021	2020
	(per ASK in R$ cents)
Net revenue:
Passenger revenue	22.29	28.50	(21.8)%
Cargo and other revenue	3.18	1.60	98.8%
Total net revenue	25.47	30.11	(15.4)%
Operating expenses:
Aircraft fuel	8.34	8.21	1.6%
Salaries, wages and benefits	5.78	5.14	12.5%
Landing fees	2.08	2.17	(4.1)%
Traffic and customer servicing	1.21	1.45	(16.6)%
Sales and marketing	1.20	1.18	1.7%
Maintenance materials and repairs	1.31	1.35	(3.0)%
Depreciation and amortization	4.80	5.16	(7.0)%
Other operating expenses	3.74	3.58	4.5%
Total operating expenses	28.46	28.24	0.8%

Net Revenue

Net revenue decreased 34.9%, or R$976.9 million, to R$1,825.8 million in the three months ended 2021, from R$2,802.7 million in the same period in 2020, due to a decrease of 39.8% in passenger revenue, driven by the decrease in passenger demand due to the COVID-19 pandemic, partially offset by a 52.9% increase in cargo and other revenue discussed below.

The table below sets forth our passenger revenue and selected operating data for the periods indicated:

	For the Three months ended March 31,		Percent Change
	2021	2020
Passenger revenue (in millions of reais)	R$1,597.6	R$2,653.4	(39.8)%
Available seat kilometers (ASKs) (millions)	7,168.3	9,308.8	(23.0)%
Load factor (%)	76.5%	81.0%	-4.6 p.p.
Passenger revenue per ASK (R$ cents) (PRASK)(1)	22.29	28.50	(21.8)%
Operating revenue per ASK (R$ cents) (RASK)(2)	25.47	30.11	(15.4)%
(1)	PRASK - passenger revenue per available seat kilometer
(2)	RASK - revenue per available seat kilometers

Passenger Revenue

Passenger revenue decreased R$1,055.8 million or 39.8% from R$2,653.4 million in the three months ended March 31, 2020 to R$1,597.6 million in the three months ended March 31, 2021,mainly attributable to a 23.0% reduction in passenger capacity and 15.4% in RASK, as a result of the reduction in passenger demand due to the COVID-19 pandemic.

Cargo and Other Revenue

Cargo and other revenue increased R$78.9 million or 52.9% from R$ 149.3 million in the three months ended March 31, 2020 to R$228.2 million in the three months ended March 31, 2021, mainly due to the increase in cargo net revenue driven by increased volume of Azul’s cargo business, partially impacted by the lower revenue from travel packages. During the COVID-19 pandemic, the performance of our cargo business reflected the increased demand by companies and individual consumers for package deliveries, online shopping and transportation of medical supplies resulting from social distancing measures, as well as hesitation by companies and consumers to engage in in-person shopping and other in-person activities. Most of this increase was driven by broad expansion in all segments and geographic areas of our cargo market, especially our e-commerce logistics business.

Operating Expenses

Total operating expenses decreased R$572.1 million, or 21.6%, from R$2,643.9 million in the three months ended March 31, 2020 to R$2,071.8 million in the same period in 2021 mainly due to the continued impact of the COVID-19 pandemic which led to a 23.0% reduction in passenger capacity resulting in lower capacity-related expenses, partially offset by (i) a 22.7% average depreciation of the Brazilian real against the U.S. dollar in the three months ended March 31, 2021 compared to the same period in 2020, which increased U.S. dollar denominated maintenance and other foreign currency expenses and (ii) non-recurring expenses totaling R$31.8 million related to severance provisions, passenger accommodation costs, and consulting fees relating to our COVID-19 response plan, along with other expenses related to aircraft redeliveries.

In addition, our operating expenses divided by available seat kilometers (CASK) in the three months ended March 31, 2021 reached 28.5 cents, 4.7% compared to 29.87 cents in the three months ended December 31, of 2020. Operating expenses divided by available seat kilometers excluding fuel expenses (CASK ex-fuel) was down 12.1% quarter over quarter. Controlling for fuel and foreign exchange, CASK reduced 10.2%, quarter over quarter, demonstrating the operational leverage available to Azul as we recover our capacity. In the first quarter of 2021, our total and domestic capacity increased 11.1% and 15.7% respectively, compared to the fourth quarter of 2020, demonstrating a recovery in our capacity, quarter over quarter.

Aircraft Fuel. Aircraft fuel expenses decreased 21.8%, or R$166.6 million, in the three months ended March 31, 2021 compared to the same period in 2020, mainly as a result of (i) a 23.0% reduction in capacity mostly driven by the continued impact of the COVID-19 pandemic, and (ii) a 9.8% reduction in fuel burn per block hour as a result of our more efficient next generation fleet, partially offset by a 6.3% increase in aviation fuel price per liter boosted by an overall increase in oil prices. On a per-ASK basis, aircraft fuel increased by 1.6%, compared to the three months ended March 31, 2020.

Salaries, Wages and Benefits. Salaries, wages and benefits decreased 13.3%, or R$63.6 million to R$414.5 million in the three months ended March 31, 2021 compared to the same period in 2020, mostly due to our lower capacity and initiatives to increase productivity through operational improvement, increased use of technology and a more efficient organization. On a per-ASK basis, salaries, wages and benefits increased 12.5% in the three months ended March 31, 2021 compared to the same period in 2020.

Landing Fees. Landing fees decreased 26.0%, or R$52.6 million, in the three months ended March 31, 2021 compared to the same period in 2020, primarily to due to a 15.9% decrease in the number of flight departures, particularly our international flights. On a per-ASK basis, landing fees decreased 4.1% in the three months ended March 31, 2021 compared to the same period in 2020.

Traffic and Customer Servicing. Traffic and customer servicing expense decreased 35.9%, or R$48.5 million in the three months ended March 31, 2021 compared to the same period in 2020, primarily due to a 23.0% decrease in ASKs and a 20.2% reduction in the number of passengers transported in the three months ended March 31, 2021 compared to the same period in 2020. On a per-ASK basis, traffic and customer servicing expense decreased 16.6% in the three months ended March 31, 2021 compared to the same period in 2020.

Sales and Marketing. Sales and marketing expenses decreased 21.3%, or R$23.3 million, in the three months ended March 31, 2021 compared to the same period in 2020, mostly driven by a reduction of 39.8% in passenger revenue which resulted in lower credit card fees and commissions paid to travel agencies and fewer marketing campaigns, partly offset by an increase in cargo express shipments, which have higher commission fees.

Maintenance, Materials and Repairs. Maintenance, materials and repairs decreased 33.3%, or R$46.8 million in the three months ended March 31, 2021 compared to the same period in 2020, mostly driven by an increase in maintenance checks performed in-house and fewer maintenance events due to more limited overall aircraft use during the COVID-19 pandemic, partially offset by the 22.7% average depreciation of the Brazilian real against the U.S. dollar. In addition, the three months ended March 31, 2020 were impacted by non-recurring items totaling R$14.8 million related to aircraft redelivery checks. On a per-ASK basis, maintenance, materials and repairs decreased 3.0% in the three months ended March 31, 2021 compared to the same period in 2020.

Depreciation and Amortization. Depreciation and amortization decreased 28.5%, or R$136.9 million in the three months ended March 31, 2021 compared to the same period in 2020, driven by a reduction in the right-of-use assets as a result of the lease contract modifications in 2020, which required us to recalculate the corresponding right-of-use assets and lease liabilities. On a per-ASK basis, depreciation and amortization decreased 7.0% in the three months ended March 31, 2021 compared to the same period in 2020.

Other Operating Expenses, Net. Other operating expenses, net decreased 10.1% or R$33.7 million in the three months ended March 31, 2021 compared to the same period in 2020 primarily due to (i) lower expenses as a result of passenger capacity and demand reduction, cost cutting initiatives and the favorable impact of ongoing negotiations with suppliers, partially offset by the depreciation of the Brazilian real and non-recurring items totaling R$31.8 million consisting of expenses related to the COVID-19 pandemic, including severance provisions, passenger related costs, and consulting fees, together with other expenses related to aircraft redeliveries. On a per-ASK basis, other operating expenses increased 4.5% in the three months ended March 31, 2021 compared to the same period in 2020.

Financial Results

Financial Income. Financial income increased 96.7%, or R$12.5 million, in the three months ended March 31, 2021 compared to the same period in 2021, mostly due to the positive impact of currency fluctuations on our TAP bond.

Financial Expenses. Financial expenses increased 108.7%, or R$476.7 million, in the three months ended March 21, 2021 compared to the same period in 2020, mainly due to (i) the renegotiation of new lease terms with lessors, which included payment deferrals, discounts and contractual modifications and the related increase in interest accrual, and (ii) the impact of our convertible debentures issued in November 2020, which increased financial expenses.

Derivative Financial Instruments, Net. Net gains in derivative financial instruments used to protect our exposure to fluctuations in fuel prices and debt service payments denominated in foreign currency amounted to R$78.2 million in the three months ended March 31, 2021 compared to a net loss of R$1,281.6 million in the same period in 2020, mostly due to the significant reduction in crude oil prices in the first quarter of 2020 as the COVID-19 pandemic began, causing a negative impact to our fuel hedging position.

Foreign Currency Exchange, Net. We recorded a non-cash foreign currency net loss of R$1,727.8 million in the three months ended March 31, 2021 mainly due to the 9.6% end of period depreciation of the Brazilian real against the U.S. dollar from December 31, 2020 to March 31, 2021, compared to a net loss of R$4,233.8 million, mainly due to the 29.0% depreciation of the Brazilian real from December 31, 2019 to March 31, 2020, resulting in a higher value for our liabilities denominated in foreign currencies.

Result from Related Party Transactions, Net. In the three months ended March 31, 2021, we recorded a net loss of R$1.3 million from related party transactions compared to a net loss of R$618.6 million in the same period in 2020, mostly due to the elimination of the conversion right of the TAP bond call option described under “Item 4. Information on the Company—B. Business Overview—Strategic Global Partnerships” in our 2020 Annual Report on Form 20-F.

Current Income Tax and Social Contribution. We did not record current income taxes expense in the three months ended March 31, 2021 as a result of the current tax loss reported, compared to a tax expenses of R$13.1 million in the same period in 2020.

Deferred Income Tax and Social Contribution. In the three months ended March 31, 2021, we did not record deferred income taxes because we (i) offset tax assets and liabilities and (ii) deferred tax assets with temporary differences are recognized only to the extent that their realization is probable. By comparison, we recorded a credit of R$263.1 million in the same period in 2020.

B.	Liquidity and Capital Resources

General

As of March 31, 2021, our total cash position consisting of cash and cash equivalents, accounts receivables, and short-term and long-term investments, was R$4,055.0 million, compared to R$4,886.5 million as of December 31, 2020.

Our short-term liquidity requirements relate to the payment of operating costs, including aircraft fuel and salaries, payment obligations under our lease liabilities and loans and financing (including aircraft debt financing and debentures) and the funding of working capital requirements. Our medium and long-term liquidity requirements include equity payments for aircraft and debt financing, the working capital required to start up new routes and new destinations and payment obligations under our borrowings and financings.

For our short-term liquidity needs, we rely primarily on cash provided by operations and cash reserves. For our medium and long-term liquidity needs, we rely primarily on cash provided by operations, cash reserves, working capital loans and bank credit lines including, but not limited to, bank loans, debentures and promissory notes.

In order to manage our liquidity, we review our cash and cash equivalents, short-term investments, and trade and other receivables on an ongoing basis. Trade and other receivables include credit card sales and accounts receivables from travel agencies and cargo transportation. Our accounts receivables are affected by the timing of our receipt of credit card revenues and travel agency invoicing. One general characteristic of the retail sector in Brazil and the aviation sector in particular is the payment for goods or services in installments via personal credit cards. Our customers may pay for their purchases in up to ten installments without interest or up to 10 installments. This is similar to the payment options offered by other airlines in Brazil. Once the credit card processor approves the transaction, we are no longer exposed to cardholder credit risk and the payment is guaranteed by the credit card issuing bank in case of default by the cardholder. Since the risk of non-payment is low, banks are willing to advance these receivables, which are paid the same day they are requested. As a result, we believe our ability to advance receivables at any time significantly increases our liquidity position.

We believe that we will continue to be able to access equity and debt capital markets if and when necessary and will continue to consider renegotiations with our suppliers, banks and lessors to strengthen our liquidity by postponing and extending payment terms. Additionally, in 2020 we negotiated the refinancing of 98% of our leasing agreements, which represents nearly three-fourths of our total financial obligations. We believe that lower monthly lease rates that we have now negotiated will be offset by slightly higher rates starting in 2023 or by the extension of certain lease agreements at market rates.

The table below presents our cash flows from operating, investing and financing activities for the periods indicated:

	For the three months ended March 31,
	2021	2020
	(Unaudited)
	(in thousands of reais)
Cash Flows
Net cash (used in) provided by operating activities	(358,636)	42,928
Net cash used in investing activities	(156,432)	(927,992)
Net cash used in financing activities	(297,352)	(165,773)
Exchange rate changes on cash and cash equivalents	23,035	(67,807)
Decrease in cash and cash equivalents	(789,385)	(1,118,644)

Net Cash (Used In) Provided by Operating Activities

Net cash used in operating activities in the three months ended March 31, 2021 was R$358.6 million compared to net cash provided by operating activities of R$42.9 million in the same period in 2020. The decrease in operating cash flows was a direct consequence of our reduced flight operations (23.0% reduction in terms of ASKs compared to the same period in 2020) and a reduction in passenger bookings caused by the COVID-19 pandemic and governments restrictions on travel.

Net Cash Used in Investing Activities

Net cash used in investing activities was R$156.4 million in the three months ended March 31, 2021 compared to R$928.0 million in the same period in 2020.

The decrease in cash used in investing activities is mostly related to (i) a decrease of cash used in short-term investments, net of redemptions, from R$679.2 million in the three months ended March 31, 2020 compared to a net cash of R$81.4 million in the three months ended March 31, 2021, mostly due to an increase in working capital needs due to the COVID-19 pandemic; and (ii) a decrease in the amount spent on acquisitions of property and equipment from R$222.6 million in the three months ended March 31, 2020 to R$176.3 million in the same period in 2021.

Net Cash Used in Financing Activities

Net cash used in financing activities was R$297.4 million in the three months ended March 31, 2021 compared to R$165.8 million in the same period in 2020. The increase in net cash used by financing activities was mainly due to an increase in the repayment of loans and financing, and lease liabilities from R$173.4 million in the three months ended March 31, 2020 to R$344.1 million in the same period in 2021, partially offset by an increase in proceeds from loans of R$4.8 million in the three months ended March 31, 2021.

Loans and Financings and Lease Liabilities

The following tables sets forth our short-term and long-term loans and financing and lease liabilities in the periods indicated:

	March 31, 2021 (Unaudited)	December 31, 2020
	(in thousands of reais)
Short-Term Debt
Local currency	192,858	473,853
Foreign currency (U.S. dollars)	281,416	369,189
Lease liabilities	3,005,412	2,272,349
Senior Notes	50,234	15,289
Total short-term debt	3,529,920	3,130,680

Long-Term Debt
Local Currency	1,379,404	1,145,408
Foreign currency (U.S. dollars)	3,613,334	3,295,754
Lease liabilities	11,134,687	10,248,463
Senior Notes	2,261,320	2,061,021
Total long-term debt	18,388,745	16,750,646
Total loans and financing and lease liabilities	21,918,665	19,881,326

The following table sets forth the financial charges and balances of our aircraft and non-aircraft loans and financing as of the periods indicated:

	Financial Charges		March 31, 2021 (Unaudited)	December 31, 2020
Aircraft financing(1)
In local currency (R$)	6.0% to 6.5% SELIC + 2.8% to 5.5% TJLP + 5%	Monthly repayment	137,929	151,876
In foreign currency (US$)(1).	4.0% to 6.0% Libor 3M + 2.6%	Monthly, quarterly and semi-annual repayment	1,195,847	1,084,705
Non-aircraft financing:
In foreign currency (US$)	1.0% to 5.9%	Monthly, quarterly, semi-annual and bullet payment	2,488,477	2,236,844
In local currency (R$)	5.0% to 10.7% CDI + 2.0% to 6.0% TJLP + 5.0%	Monthly, quarterly and semi-annual repayment and monthly repayment after grace period of 20 months	733,242	776,481
Debentures (R$)	CDI + 3.0%	Quarterly payment	701,091	690,904
Convertible debentures (R$)	6.0% to 7.5%	Semi-annual payment	2,521,980	2,419,704
			7,778,566	7,360,514

_______________________

(1)	Aircraft financing includes lease liabilities and financing agreements with respect to our aircraft, flight simulators and related equipment.

As of March 31, 2021, we had pledged as security under our loans and financing assets and equipment with a carrying value of R$338.0 million.

As of March 31, 2021, we had 157 aircraft under operating leases with an aggregate outstanding balance of R$13,159.2 million and 17 aircraft held under finance leases, with an aggregate outstanding balance of R$927.0 million, with the underlying aircraft serving as security. Of our contractual passenger fleet of 178 aircraft, 11 aircraft were subleased to TAP, two aircraft were subleased to Breeze Airways, a new airline established in the United States by our principal shareholder, and one aircraft was subleased to the Minas Gerais Fire Department as of March 31, 2021.

Our non-aircraft secured loans and financing, aircraft finance leases and aircraft debt financing contain customary covenants and restrictions, such as default in case of change of control and termination or non-renewal of the agreement.

Capital Expenditures

Our capital expenditures (acquisitions of property, equipment and intangibles) for the three months ended March 31, 2021 totaled R$217.9 million, compared to R$248.8 million in the same period in 2020. Most of these expenditures are related to the acquisition of engines, engine overhaul and aircraft equipment such as spare parts. Other capital expenditures include IT systems and related facilities. Capital expenditures decreased compared to the previous year as a result of the impact of the COVID-19 pandemic on demand for air travel in the regions we operate.

Recent Trends

We typically hold our aircraft under operating leases, finance leases or aircraft loans. All of our deliveries through 2021 and 2022 are already under lease commitments. Although we believe financing should be available for all of our future aircraft deliveries, we cannot assure you that we will be able to secure them on terms attractive to us, if at all. To the extent we cannot secure these and other financing, we may be required to modify our aircraft acquisition plans or incur higher than anticipated financing costs. We expect to meet our operating obligations as they become due through available cash, internally generated funds and credit lines. We believe that our cash provided by operations and our ability to obtain financing (including through finance leases and aircraft debt-financing) by already approved lines of credit with financial institutions, as well as our ability to obtain operating leases and issue debentures in the Brazilian capital market, will enable us to honor our current contractual and financial commitments.

We reached agreements on new payment terms with our lessors providing working capital relief from the beginning of the COVID-19 pandemic crisis through December 2021. We are following an adjusted payment schedule based on a conservative demand recovery scenario. The lower monthly lease rates will be offset by slightly higher rates starting in 2023 or by the extension of certain lease agreements at market rates. We have also reached an agreement with Embraer and Airbus to postpone deliveries originally planned for 2021 through 2023 to 2024 and beyond.

In light of the uncertainty due to the ongoing impacts of the COVID-19 pandemic that is affecting the demand for air traffic, we implemented several measures to reduce fixed costs and preserve our cash position. We are not able to determine the adjusted levels of estimated capital expenditures in light of the expected lower demand on air travel. The actual amount and timing of our future capital expenditures may be materially lower than our estimates as a result of the ongoing impact of the COVID-19 pandemic on demand for air travel in the regions we operate.

For additional information relating to our commitments for future acquisition of aircraft, see “Note 30: Commitments” to our unaudited interim condensed consolidated financial statements as of March 31, 2021 and for the three-month periods ended March 31, 2021 and 2020.

Off-Balance Sheet Arrangements

We do not have off-balance sheet arrangements, as our operating lease obligations are now reflected in our financial statements.

Quantitative and Qualitative Disclosures About Market Risk

General

Market risk is the risk that the fair value of future cash flows of a financial instrument fluctuates due to changes in market prices. Any such changes may adversely affect the value of our financial assets and liabilities or our future cash flows and results of operations. We have entered into derivative contracts and other financial instruments for the purpose of hedging against variations in these factors.

We have also implemented policies and procedures to evaluate such risks and approve and monitor our derivative transactions. Our risk management policy was implemented on April 14, 2011 and was revised on March 9, 2020. It is our policy not to participate in any trading of derivatives for speculative purposes. We measure our financial derivative instruments at fair value which is determined using quoted market prices, standard option valuation models or values provided by the counterparty.

Outstanding financial derivative instruments expose us to credit loss in the event of nonperformance by the counterparties to the agreements. The counterparties to our derivative transactions are major financial institutions with strong credit ratings, and we do not expect the counterparties to fail to meet their obligations. We do not have significant exposure to any single counterparty in relation to derivative transactions, and we believe the credit exposure related to our counterparties is negligible.

Market risk includes three types of risk: interest rate, foreign currency and commodity price risk. The sensitivity analyses provided below do not consider the effects that such adverse changes may have on overall economic activity, nor does it consider additional actions we may take to mitigate our exposure to such changes.

Interest Rate Risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument fluctuates due to changes in market interest rates. Our exposure to the risk of changes in market interest rates refers primarily to long-term obligations (including lease liabilities and other financing) subject to variable interest rates. To manage this risk, we engage in interest rate swaps, whereby we agree to exchange at specified intervals the difference between the values of fixed and variable interest rates calculated based on the notional principal amount agreed between the parties. As of March 31, 2021, we had interest rate swap contracts designated as hedges and fair value hedges.

We utilize swap contracts designated as hedges to protect us from fluctuations on part of the payments of lease liabilities and loans and financing in foreign currency. The swap contracts are used to hedge the risk of variation in interest rates tied to contractual commitments executed. The essential terms of the swap contracts were agreed to be coupled with the terms of the hedged loans and financing and lease commitments.

As of March 31, 2021, we had swap contracts to hedge against the effect of fluctuations in interest rates on part of payments for finance leases. In the three months ended March 31, 2021, we recognized a total gain from interest hedge transactions in the amount of R$135.9 million, compared to R$157.8 million in the three months ended March 31, 2020.

At March 31, 2021, we did not have any debt indexed to LIBOR maturing after June 2023, which is the date LIBOR rates will cease to be published.

Foreign Currency Risk

Foreign currency risk is the risk that the fair value of future cash flows of a financial instrument fluctuates due to changes in foreign exchange rates. Our exposure to the risk of changes in exchange rates refers primarily to loans and lease liabilities indexed to the U.S. dollar (net of investments in U.S. dollars), maintenance reserves and to our TAP bonds denominated in Euros. Also, around 40% of our operating expenses are either payable in or affected by the U.S. dollar, such as aviation fuel, aircraft operating lease payments and certain flight hour maintenance contract payments. Therefore, we enter into currency forward contracts for periods with a currency exposure of up to 12 months.

Additionally, as part of our international operations, we maintain offshore bank accounts in U.S. dollars that serve as natural hedges. As of March 31, 2021, we held a U.S. dollar balance of cash and cash equivalents and short-term investments of US$256.6 million. We have derivative financial instruments that were not designated as hedges that included forward foreign currency contracts and foreign currency options.

The foreign exchange risk arises from the possibility of unfavorable exchange differences to which our liabilities or cash flows are exposed. We constantly monitor the net exposure in foreign currency and evaluates the contracting of derivative transactions, projecting for a maximum period of up to 12 months or a longer term if deemed appropriate, to minimize its exposure. In the three months ended March 31, 2021, we recognized a loss of R$133.1 million, compared to a loss of R$49.4 million in the three months ended March 31, 2020.

Commodity Price Risk

The volatility of aviation fuel prices is one of the most significant market risks for airlines. For the three-month periods ended March 31, 2021 and 2020, aviation fuel accounted for 28.8% and 28.9%, respectively, of our operating expenses, which are linked or denominated in U.S. dollars, are volatile and cannot be predicted with any degree of certainty as they are subject to many global and geopolitical factors. For example, oil prices experienced substantial variation from 2009 through June 2018. Airlines often use WTI crude or heating oil future contracts to protect their exposure to aviation fuel prices. We attempt to mitigate fuel price volatility primarily through derivative financial instruments or a fixed price agreement with BR Distribuidora.

Credit Risk

Credit risk is inherent in our operating and financial activities, mainly disclosed in cash and cash equivalents, short-term investments, accounts receivable, subleases receivable, security deposits, maintenance reserves and other financial assets included in other assets.

Financial assets classified as cash and cash equivalents and short-term investments are deposited with counterparties that have a minimum investment grade rating in the assessment made by agencies S&P, Moody's or Fitch (between AAA and A+). Most of them are contracted on a commodities and futures exchange, which substantially mitigates credit risk. TAP Bonds are guaranteed by intellectual property rights and credits related to the TAP mileage program. Credit limits are established for all customers based on internal classification criteria and the carrying amounts represent the maximum credit risk exposure. The credit quality of the customer is assessed based on an extensive internal credit rating system. Outstanding receivables from customers are frequently monitored by the Company.

Derivative financial instruments are contracted on the over-the-counter market (OTC) from counterparties with a minimum investment grade rating, or on commodities and futures exchanges (B3 and NYMEX), which substantially mitigates credit risk.

We also mitigate such risk by holding financial instruments with counterparties that have strong credit ratings, or that are traded in futures and commodities stock exchanges.

COVID-19 may have an adverse effect on our operations and, given the uncertainty around the extent and timing, we cannot reasonably estimate the impact to our future results of operations, cash flows or financial condition.

Liquidity Risk

Liquidity risk is the risk of not having sufficient net funds to meet our financial commitments as a result of a mismatch in term or volume between expected income and expenses. In order to manage the liquidity of our cash in local and foreign currency, assumptions of future receipts and disbursements are set which are monitored daily by our treasury department. We apply our funds in net assets (certificates of deposit and agribusiness credit bills).

We are monitoring the ongoing impacts of the COVID-19 pandemic and its potential effects on our operations. In terms of liquidity risk, as of March 31, 2021, we had R$3.2 billion in liquid assets consisting of cash and cash equivalents, short-term investments and accounts receivables. Including current aircraft sublease receivables of R$153.3 million, we had R$3.3 billion in liquidity assets as of March 31, 2021.

Total liquidity including long-term investments of R$903.2 million, security deposits and maintenance reserves of R$1,849.9 million, and non-current aircraft sublease receivables of R$220.9 million, was R$6,279.1 million as of March 31, 2021. This does not include spare parts or other business unit assets like TudoAzul and Azul Cargo.

Sensitivity Analysis

Our sensitivity analysis measures the impact of interest rate risk, foreign currency risk, and commodity price risk on the results of operations considering two different scenarios: (i) the adverse scenario, which assumes that the relevant interest rate, foreign currency or commodity price will worsen by 25% and (ii) the remote scenario, which assumes that relevant interest rate, exchange rate or commodity price will worsen by 50%.

			As of March 31, 2021
			(Unaudited)
Risk Factor	Financial Instrument	Risk	Adverse Scenario	Remote Scenario

			(In thousands of reais)
Financing	Interest rate	CDI, LIBOR or TJLP rate increase	(3,668)	(7,338)
Assets	Exchange rate	Euro rate decrease	(225,830)	(451,659)
Liabilities and aircraft leases	Exchange rate	U.S. dollar rate increase	(5,362,549)	(10,725,097)
Aircraft fuel	Cost per liter	HOA – Heating Oil	68,879	137,655